UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2015

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes ☐ No ☒

The information furnished herewith is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279

Registration Statement on Form F-3 No. 333-189879

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated November 10, 2015: “Transition Therapeutics Announces First Quarter Fiscal 2016 Financial Results.”

99.2	Management’s Discussion and Analysis for the three-month period ended September 30, 2015.
99.3	Consolidated Interim Financial Statements (Unaudited) for the three-month period ended September 30, 2015 and 2014.

99.4	Certification of Interim Filings signed by the Chief Executive Officer dated November 10, 2015.

99.5	Certification of Interim Filings signed by the Chief Financial Officer dated November 10, 2015.

99.6	Letter to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 10, 2015	By:	/s/ Nicole Rusaw
Name: Nicole Rusaw
	Title:	Chief Financial Officer